EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year Ended
	Jan. 2, 2015	Jan. 3, 2014	Dec. 28, 2012	Dec. 30, 2011	Dec. 31, 2010
Earnings:
Income before income taxes	$76,579	$48,838	$6,730	$48,392	$49,325
Fixed Charges:
Interest expense	3,479	4,895	5,497	5,539	7,839
Discounts & deferred financing fees	773	6,366	12,557	11,389	10,680
Interest portion of rental expense	1,413	1,460	1,056	766	848
Total earnings and fixed charges	$82,244	$61,559	$25,840	$66,086	$68,692
Fixed Charges:
Interest expense	$3,479	$4,895	$5,497	$5,539	$7,839
Discounts & deferred financing fees	773	6,366	12,557	11,389	10,680
Interest portion of rental expense	1,413	1,460	1,056	766	848
Total fixed charges	$5,665	$12,721	$19,110	$17,694	$19,367
Ratio of earnings to fixed charges	14.5	4.8	1.4	3.7	3.5